Exhibit 99.1

News Release

2019-12

Contact:

Michele Loguidice

Director, Corporate Communications

michele.loguidice@intelsat.com

+1-703-559-7372

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1-703-559-7406

David M. Tolley to Join Intelsat as Executive Vice President and Chief Financial Officer

Luxembourg, 28 May 2019

Intelsat, S.A. (NYSE:I) today announced the appointment of David M. Tolley as Executive Vice President and Chief Financial Officer, effective June 3, 2019.

Tolley will report to Intelsat’s Chief Executive Officer, Stephen Spengler, and oversee Intelsat’s global finance organization. He will serve on Intelsat’s Management Committee and be based in the company’s U.S. administrative headquarters in McLean, Virginia.

Tolley brings over 20 years of financial experience to Intelsat. He most recently served as the Chief Financial Officer of OneWeb where he led the global finance organization and served on the company’s Executive Committee. Prior to OneWeb, Tolley served as a Senior Managing Director in the Private Equity Group at Blackstone (NYSE: BX) where he led satellite services strategy and investing and served on the Private Equity Investment Committee. During that period, he was Chairman of the Board of Directors of NewSkies Satellites N.V. and led the public-to-private acquisition, re-IPO and ultimate divestiture of NewSkies to SES S.A. Prior to Blackstone, he was a Vice President at Morgan Stanley in the Investment Banking Division, where he provided banking and advisory services to established and emerging companies in the broader communications sector.

Tolley earned his bachelor’s degree in economics and history from the University of Michigan and his MBA from Columbia Business School. He currently serves on the board of directors of ExteNet Systems and the Smithsonian National Air and Space Museum.

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg www.intelsat.com T +352 2784-1600

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Commenting on Tolley’s appointment, Spengler said: “I am very pleased to welcome David to Intelsat. He is a great addition to our leadership team and will help us execute our long-term strategy as we bring innovative services to market and pursue new opportunities in the verticals that we serve. His wealth of investing, corporate finance and capital markets experience will be a tremendous asset as we continue to take a disciplined approach to capital allocation. He will build upon the progress that Jacques Kerrest, our retiring CFO, has made toward achieving our financial objectives and focus on delivering value to all of our stakeholders.

Tolley added: “I am excited to be joining Intelsat at a pivotal time, when global expectations for ubiquitous broadband connectivity are growing faster than ever. The company is uniquely positioned to capitalize on the opportunities ahead and play an integral role in the global 5G telecommunications ecosystem. It’s an exciting time for Intelsat and I look forward to supporting and advancing the company’s transformation.”

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.